Exhibit 99.2

APPENDIX "A"
ARRANGEMENT RESOLUTION
"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Raging River Exploration Inc. ("Raging River"), 2099011 Alberta Ltd. ("Raging River Subco"), the shareholders of Raging River (the "Raging River Shareholders") and Baytex Energy Corp. ("Baytex"), as more particularly described and set forth in the joint management information circular and proxy statement dated July 12, 2018 (the "Circular") of Raging River and Baytex accompanying the notices of meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted;

2.
the plan of arrangement (the "Plan of Arrangement") involving Raging River, Raging River Subco, the Raging River Shareholders and Baytex, the full text of which is set out as Schedule "A" to the amended and restated arrangement agreement dated effective June 17, 2018 between Raging River and Baytex (the "Arrangement Agreement"), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted;

3.
notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Raging River Shareholders or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of Raging River are hereby authorized and empowered without further notice to or approval of the Raging River Shareholders (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

4.
any one director or officer of Raging River be and is hereby authorized and directed for and on behalf of Raging River to execute, under the corporate seal of Raging River or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement; and

5.
any one director or officer of Raging River be and is hereby authorized and directed for, on behalf of, and in the name of Raging River to execute or cause to be executed, under the corporate seal of Raging River or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

A-1